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ODDITY Tech Ltd.	London	Tel Aviv
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Tel Aviv-Jaffa, 6761304, Israel	Madrid	Washington, D.C.

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:             Alan Campbell

Joshua Gorsky

Mary Mast

Sasha Parikh

Re:	ODDITY Tech Ltd. Registration Statement on Form F-1

Filed June 23, 2023

File No. 333-272890

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are providing this letter in response to comment 10 (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated May 27, 2022, regarding the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.

The Company requests confidential treatment for certain portions of this letter pursuant to 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed herein. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

June 28, 2023 Page 2

Estimated Preliminary Price Range

The Company advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for the Company’s proposed initial public offering (“IPO”), the Company currently anticipates an estimated price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Company’s Class A ordinary shares to be sold in the IPO, with a midpoint of the anticipated range of approximately $[***] per share. The Preliminary IPO Price Range does not reflect the share split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate share split, will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a post-split bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company.

Summary of Recent Equity Award Grants and Ordinary Share Valuations

In response to the Comment, set forth below is an analysis of all equity awards that have been granted since June 30, 2022 (the “Review Period”).

The Company periodically grants share options and restricted share unit (“RSU”) awards to certain of its employees, directors and consultants. Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted. As there has been no public market for the ordinary shares of the Company to date, the estimated fair value of the Company’s ordinary shares underlying such awards has been determined by the Board as of each grant date, with input from management, consideration of periodic independent third-party valuations of the ordinary shares, and the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time, including as applicable:

•	actual and forecasted operating and financial performance of the Company based on management’s estimates;

•	lack of marketability of the Company’s ordinary shares;

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Confidential Treatment Requested by ODDITY Tech Ltd.

June 28, 2023 Page 3

•	industry trends and competitive environment;

•	the likelihood and timing of achieving a liquidity event, such as an IPO or the sale of the Company given prevailing market conditions;

•	overall market conditions, including the prices of businesses engaged in the same or similar lines of business as the Company having their shares actively traded in the public markets;

•	arm’s length secondary transactions involving the Company’s ordinary shares;

•	overall economic indicators; and

•	the general economic outlook.

The independent third-party valuations were performed in accordance with the guidance outlined in the ASA Business Valuation Standards of the American Society of Appraisers and in conformity with the Uniform Standards of Professional Appraisal Practice (the “Standards”). The Standards identify various available methods for allocating enterprise value across classes and series of share capital to determine the estimated fair value of ordinary shares at each valuation date. In valuing the Company’s ordinary shares, absent a recent financing or secondary transaction, the independent third-party valuations determined the enterprise value of the Company using a combination of the income approach and market approach with input from management, which are described as follows:

•	The income approach measures the value of a business based on the expected stream of benefits or cash flow derived from the subject company and involves estimating the discounted cash flow of the business.

•	The market approach is based on the premise that a business can be valued relative to comparable transactions of entire businesses or interests in those businesses. The primary methodologies used under the market approach were the guideline public companies method (“GPC method”) and the potential initial public offering scenario (the “IPO scenario”).

o	The GPC method estimates enterprise value based on a comparison of the Company to comparable public companies in a similar line of business and generally applies representative valuation ratios, which relate market prices to selected financial statistics derived from the comparable companies, to the subject company after consideration of adjustments for financial position, growth, markets, profitability, reinvestment needs, risk and other factors. The Company’s peer group of companies was selected based on operational and economic similarities to the Company and factors included, but were not limited to, industry, business model, operations, geographic presence, financial size and performance, share liquidity and management recommendations regarding the most similar companies.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Confidential Treatment Requested by ODDITY Tech Ltd.

June 28, 2023 Page 4

o	The IPO scenario enterprise value is based on input from management, including expected time to IPO, as well as available market data related to the IPO market generally and the recent IPOs of similar companies.

In addition, any recent secondary transactions involving the Company’s ordinary shares were considered. The facts and circumstances of each transaction were evaluated to determine the extent to which they represented a fair value exchange. Factors considered included transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price.

The enterprise value was determined, based on the probability-weighted enterprise values of the above-mentioned income and market approaches. Subsequently, the equity value was determined by subtracting the net debt from the enterprise value. The determined equity value was then allocated across the Company’s classes of share capital in order to derive a per share value of the Company’s ordinary shares using an Option Pricing Methodology (“OPM”) with a probability-weighted time to exit. The OPM uses option theory to value the various classes of the Company’s securities in light of their respective claims to the Company’s total shareholders’ equity. In particular, total equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the liquidation preferences, participation rights, and conversion rights of each class of equity.

Lastly, a discount for lack of marketability (“DLOM”) was applied, when appropriate, to reflect the lack of a recognized market for the Company’s ordinary shares and the fact that a non-controlling equity interest may not be readily transferable. The DLOM was estimated based on, among other factors, put option models, the nature of the Company’s operations and related risks, and the severity of the restrictions on liquidity of the Company’s ordinary shares.

For financial reporting purposes, and as further described below, the Company also retrospectively assessed the fair value of ordinary shares and considered the amount of time between the date of each third-party valuation report and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the methods described above or a straight-line methodology to interpolate the estimated fair value between two valuation dates. In the cases described below, the Company determined that the straight-line methodology would provide the most reasonable basis for the valuation of the ordinary share on these interim dates between valuations because there was no single event that occurred during these periods that resulted in the increase in fair value but rather continued progress consistent with the Company’s financial targets, as well as the Company’s progress toward a liquidity event.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Confidential Treatment Requested by ODDITY Tech Ltd.

June 28, 2023 Page 5

The following table summarizes share-based compensation awards granted during the Review Period:

Grant Date	Type of Award	Number of Shares Underlying Equity Awards Granted	Option Exercise Price(1)		Estimated Fair Value Per Share for Financial Reporting Purposes
July 31, 2022	Options	584	$	[***]	$368.26
July 31, 2022	RSUs	1,860		N/A	$368.26
November 30, 2022	Options	6,401	$	[***]	$364.35
November 30, 2022	Options	3,445	$	[***]	$364.35
November 30, 2022	Options	898	$	[***]	$364.35
November 30, 2022	Options	140	$	[***]	$364.35
November 30, 2022	RSUs	2,730		N/A	$364.35
April 4, 2023	Options	6,568	$	[***]	$427.00
April 4, 2023	RSUs	3,046		N/A	$427.00
May 12, 2023	RSUs	13,941		N/A	$427.00
June 22, 2023	Options	423,233	$	[***]	$427.00
June 22, 2023	Options	352	$	[***]	$427.00
June 22, 2023	RSUs	34,986		N/A	$427.00

(1)	Variance in exercise prices of options granted on the same dates relate to options granted to employees based in Israel as opposed to employees based in the United States. Pursuant to Israeli law, options may be granted to employees with an exercise price per share below fair value; provided, however, that the compensation charge taken by the grantor of the options be the fair value per share of such grants.

July 2022 Grants

The Company’s management and Board determined the fair value of the Company’s ordinary shares for financial reporting purposes to be $368.26 per share as of July 31, 2022 based on a straight-line interpolation between the concluded fair values set forth in a valuation report provided by an independent third-party valuation firm of the Company’s ordinary shares as of June 30, 2022 (the “June 2022 Valuation”) and as of September 30, 2022 (the “September 2022 Valuation”), each as further described below, as well as other objective and subjective factors deemed relevant as of the grant date. The Company concluded that use of the straight-line interpolation was appropriate as it represents the continued growth of the Company’s business and the Company did not identify any single event that occurred during the period between the two valuation dates that would have caused a material change in fair value at the date of the grant other than the passage of time.

The June 2022 Valuation determined the enterprise value of the Company by applying two scenarios: (i) status quo scenario weighted at 60% probability and (ii) IPO scenario (estimated to potentially occur in 0.5 years) weighted at 40% probability. Under the status quo scenario, the June 2022 Valuation applied the income approach weighted at 70% and the GPC method weighted at 30%. The probability and timing of the IPO scenario was determined based primarily on input from the Board and management considering, among other things, the initiation of preparations for a potential IPO, including the engagement of underwriters and other advisors and the submission of a registration in connection with a potential IPO, as well as the feasibility of completing an IPO and general conditions in the capital markets. Once an enterprise value (and subsequently the equity value) was determined, the June 2022 Valuation relied on an OPM framework to allocate the Company’s equity value. Finally, a DLOM of 10% was applied. The June 2022 Valuation concluded that the fair value of the Company’s ordinary shares as of June 30, 2022 was $433.60 per share and $390.20 per share on a pre-DLOM and post-DLOM basis, respectively.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Confidential Treatment Requested by ODDITY Tech Ltd.

June 28, 2023 Page 6

The September 2022 Valuation determined the enterprise value of the Company by applying two scenarios: (i) the status quo scenario weighted at 60% probability and (ii) the IPO scenario (estimated to potentially occur in 0.75 years) weighted at 40%. Under the status quo scenario, the September 2022 Valuation applied the income approach weighted at 70% and the GPC method weighted at 30%. The probability and timing of the IPO scenario was determined based primarily on input from the Board and management considering, among other things, the feasibility of completing an IPO and general conditions in the capital markets. In particular, it was noted that the decrease in value from the prior valuation reflected management’s lower outlook compared to the prior analysis and continuing unfavorable public market conditions, which had become especially prevalent within high-growth companies as well as IPO pricing. Once an enterprise value (and subsequently the equity value) was determined, the September 2022 Valuation relied on an OPM framework to allocate the Company’s equity value. Finally, a DLOM of 10% was applied. The September 2022 Valuation concluded that the fair value of the Company’s ordinary shares as of September 30, 2022 was $361.30 per share and $325.10 per share on a pre-DLOM and post-DLOM basis, respectively.

November 2022 Grants

The Company’s management and Board determined the fair value of the Company’s ordinary shares for financial reporting purposes to be $364.35 per share as of November 30, 2022 based on a straight-line interpolation between the concluded fair values set forth in the September 2022 Valuation and a valuation report provided by an independent third-party valuation firm of the Company’s ordinary shares as of December 31, 2022 (the “December 2022 Valuation”), as further described below, as well as other objective and subjective factors deemed relevant as of the grant date. The Company concluded that use of the straight-line interpolation was appropriate as it represents the continued growth of the Company’s business and the Company did not identify any single event that occurred during the period between the two valuation dates that would have caused a material change in fair value at the date of the grant other than the passage of time.

The December 2022 Valuation applied the back-solve method in an OPM framework to determine a value for the total equity based on the most recent secondary transactions between sophisticated investors operating at arm’s length, which were completed in January 2023 for an aggregate of approximately $30 million at a price of $427.00 per share. A DLOM of 10% was applied given that the shares underlying options do not have access to the same market as the January 2023 transacted shares (which are held by funds) do not have information rights and sale or transfer of such shares requires board approval. The December 2022 Valuation concluded that the fair value of the Company’s ordinary shares as of December 31, 2022 was $427.00 per share and $384.30 per share on a pre-DLOM and post-DLOM basis, respectively.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Confidential Treatment Requested by ODDITY Tech Ltd.

June 28, 2023 Page 7

April, May and June 2023 Grants

The Company’s management and Board determined the fair value of the Company’s ordinary shares for financial reporting purposes to be $427.00 per share as of each of April 4, May 12, and June 22, 2023. The Company concluded that the fair value of $427.00 per share continued to be appropriate based on the several recent secondary transactions between sophisticated investors operating at arm’s length completed in January, March, April, May and June 2023 (the “Secondary Transactions”) for an aggregate of approximately $100 million, in each case, at a price of $427.00 per share. Given the anticipated proximity of a potential IPO, no DLOM was applied.

Discussion of Preliminary Price Range

The Preliminary Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for comparable companies in the Company’s industry;

•	input received from the Company’s “testing-the-waters” meetings;

•	an assumption that there would be a receptive public trading market for companies such as the Company;

•	an assumption that there would be sufficient demand for the Company’s Class A ordinary shares to support an offering of the size contemplated by the Company;

•	the recent market prices of publicly traded securities of comparable companies; and

•	current market conditions as described by the Company’s underwriters.

The Company believes that the primary factors that account for the difference between the fair value of the Company’s ordinary shares determined as of June 22, 2023 and the Preliminary Price Range are continued input received from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings and the fact that the valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s ordinary shares, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of other recently completed public offerings and recent market conditions.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Confidential Treatment Requested by ODDITY Tech Ltd.

June 28, 2023 Page 8

In addition to above, other factors may have an impact on the fair value of the Company’s ordinary shares, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the underwriters.

In light of the Preliminary Price Range and the other factors described in this letter, the Company believes that the fair values determined by the Board for the ordinary shares underlying each equity award are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value of the Company’s ordinary shares at each grant date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Standards.

Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe
Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.
Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.
Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.
Ian Schuman, Esq., Latham & Watkins LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.
Confidential Treatment Requested by ODDITY Tech Ltd.